Exhibit 99.1

New Gold Announces Chilean Court Decision Regarding
El Morro Environmental Permit

April 30, 2012 – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX:NGD) today announces that the Chilean Supreme Court has temporarily suspended the approval of the environmental permit for the El Morro Project. The El Morro Project is a joint venture between New Gold and Goldcorp Inc. (“Goldcorp”), where New Gold is a 30 percent partner and Goldcorp is the 70 percent partner and the project developer and operator. The environmental permit was originally approved on March 14, 2011.

The Supreme Court’s April 27, 2012 decision relates to a constitutional action that was filed by the Comunidad Agrícola Los Huasco Altinos (“CAHA”) in May 2011 requesting the invalidation of the March 2011 resolution by the Chilean Environmental Permitting Authority (the “Servicio de Evaluación Ambiental” or “SEA”) that approved the project’s environmental permit. While the action was filed against the SEA, Sociedad Contractual Minera El Morro (the “El Morro Company”), the Chilean company, jointly held by New Gold and Goldcorp, which owns and operates the El Morro Project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit.

In February 2012, the Court of Appeals of Antofagasta ruled against the approval of the project’s environmental permit. The main grounds for the court ruling is that the SEA had not adequately consulted nor compensated the indigenous people (Diaguita nation) that integrate CAHA. Under the law of Chile, the ruling of the Court of Appeals was not to be effective unless and until confirmed by an order issued by the Supreme Court of Chile. As such, the El Morro Company continued with the development of the El Morro Project while the SEA and the El Morro Company appealed the Court of Appeals of Antofagasta’s decision before the Chilean Supreme Court.

It was anticipated that the Chilean Supreme Court would work through the appeal filed by the SEA and the El Morro Company over the course of the coming months allowing for hearings to be conducted with the impacted parties, however, the court’s decision confirming the ruling by the Court of Appeals of Antofagasta was announced on April 27, 2012. Based on the Supreme Court’s announcement, the El Morro Company immediately suspended all project field work being executed under the terms of the environmental permit. Safety and security staff will continue to work to protect the public, the equipment, and the facilities under construction. Activities not related to site construction, including detailed engineering, design work and architectural planning will continue.

Throughout this process, Goldcorp, the project developer and operator, has worked closely with the SEA, the party who has been the focus of the legal challenges, and together the parties intend to immediately address any perceived deficiencies regarding the consultation or compensation of indigenous people in the area of the El Morro Project.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. New Gold’s most immediate development project, New Afton, is scheduled to begin production in mid-2012 and together with the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia, the company is forecasting between 405,000 and 445,000 ounces of gold production in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and 100% of the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would",  “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of various transactions will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine and to Chile where there are challenges related to the environmental permit for the El Morro Project; the lack of certainty with respect to the Mexican, Chilean and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, as well as the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:
Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com